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File No. 025681-0024

November 28, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spansion Inc.
Registration Statement on Form S-1
File Number: 333-124041

Dear Mr. Buchmiller:

In response to Comment No. 12 of the Staff of the Division of Corporate Finance’s letter dated November 23, 2005, we hereby confirm that we concur with the Staff’s understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of LATHAM & WATKINS LLP